Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of Denison Mines Corp. of our report dated March 5, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-48174, No. 333-148915, No. 333-190121 and 33-224641) of Denison Mines Corp. of our report dated March 5, 2020 referred to above. We also consent to reference to us under the heading “Names and Interests of Experts,” which appears in the Annual Information Form which appears in the Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants, Licensed Public Accountants

 Toronto, Ontario, Canada
 March 13, 2020

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each a member firm of which is a separate legal entity.